U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 19, 2008

FILED VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attention:  Dominic Minore, Esq.

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Withdrawal of Amendment to Registration Statement

Dear Mr. Minore:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 303 to the Trust’s Registration Statement, filed February 13, 2008 on Form N-1A together with all exhibits pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

Post-Effective Amendment No. 303 was filed to add two new series to the Trust:  the Winslow Green Growth Fund and the Winslow Green Solutions Fund (the “Funds”) and their respective classes.  Due to an error in filing procedure, the Funds’ new series and class identifiers were not obtained in the correct order (i.e., they were obtained before the Funds’ Form N-14AE was filed, rather than afterwards).  A new amendment to the registration statement will be subsequently filed to generate new series and class identifiers for the Funds.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the amendment has been signed on behalf of the Trust.  If you have any questions regarding this request, please do not hesitate to contact Elaine E. Richards at (626) 914-7363.

Very truly yours,

PROFESSIONALLY MANAGED PORTFOLIOS

/s/ Robert M. Slotky

Robert M. Slotky
President